

November 16, 2010

Ms. Katherine Kelly
Vice President & Assistant General Counsel
BRISTOL-MYERS SQUIBB COMPANY
345 Park Avenue
New York, NY 10154

Re: BRISTOL-MYERS SQUIBB COMPANY
From 10-K for the Period Ended December 31, 2009
Filed February 19, 2010
File No. 001-1136

Dear Ms. Kelly:

We have reviewed your October 14, 2010 response to our verbal comment issued on September 30, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.   Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Product and Pipeline Developments

1. Please revise your proposed disclosure to state the estimated dollar amount you expect research and development expenses to be for the next 12 months and, of that estimate, the level (i.e. percentage) you expect Phase III project R & D expenses to represent.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant